

June 10, 2014

Via E-mail
James A. Duensing
Chief Financial Officer
Caterpillar Financial Services Corporation
2120 West End Ave.
Nashville, Tennessee 37203

> **Re:** **Caterpillar Financial Services Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 18, 2014**
> **Responses dated April 3 and April 30, 2014**
> **File No. 001-11241**

Dear Mr. Duensing:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the period ended December 31, 2013

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, page 67

1. We note your response to prior comments ten and twelve in our letter dated March 26, 2014. You indicate that an entity's earnings that are subject to taxation may not correlate to where an entity is located. In order for a reader to more clearly understand your income tax disclosures, please tell us and revise MD&A, in future filings, to address the

tax rate differentials between the locations in which earnings are subject to taxation compared to where the income taxes are paid.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief